Mail Stop 4561

August 9, 2007

Marc G. Naughton
Senior Vice President and
Chief Financial Officer
Cerner Corporation
2800 Rockcreek Parkway
North Kansas City, MO 64117

      Re: Cerner Corporation
              Form 10-K for the Fiscal Year Ended
              December 31, 2006
              Filed February 28, 2007
              Form 8-K's filed February 1, 2007,
              April 19, 2007 and July 24, 2007
              File No. 000-15386

Dear Mr. Naughton:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Year Ended December 31, 2006

Item 1. Business

Overview, page 2

1.   We note on page 4 that you are increasing your focus in other world markets including the Middle East. We also note on page 22 that revenue grew, in part, as

a result of business in the Middle East. Please advise us of all the countries in the Middle East in which you operate and do business.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results Overview, page 17

2.   Tell us how you considered substantially revising your Results Overview to disclose management's perspective on and analysis of your business. Your current disclosures are a recitation of information available in the financial statements and do not provide management's unique perspective on your business so as to enables investors to see the company through the eyes of management. In this regard, consider using an "Overview" section to provide an executive level overview of the Company that provides context for the remainder of the MD&A discussion. For example, identify the factors that your Company's executives focus on in evaluating financial condition and operating performance. Consider addressing the material operations, risks and challenges facing your Company and how management is dealing with these issues. We refer you to Release 33-8350 on our website at www.sec.gov for guidance.

Results of Operations, page 17

3.   We note your discussion of the results of operations for each year presented and it does not appear to provide investors much insight into the business reasons for your operating results or financial metrics you use to evaluate your business. In this regard, we note that system sales growth in 2006 was driven by strong growth of software, hardware and subscriptions. Similarly, we note that increases in support, maintenance and service revenues were driven by strong performance in delivering Cerner Millennium solutions and the continued success of CernerWorks remote hosting services. Your disclosures, however, do not explain the reasons why revenues increased and they do not quantify the changes that new products, such as Cerner Millennium 2007 and Lights On Network, had on such revenues. Tell us how you considered providing quantification and qualification of the contribution these factors had on your increase in revenues over the periods presented including your consideration for discussing revenues by type of solution (e.g. Cerner Millennium, CernerWorks, etc.) that management uses to evaluate and manage your business. Additionally, tell us how you considered disclosing revenue attributable to new customers versus repeat customers. Refer to SEC Release 33-8350, Section to III.D of SEC Release 33-6835 and FRC 501.04 for guidance.

4.   We note on page 17 of your Form 10-K and page 11 of your Form 10-Q for the quarterly period ended March 31, 2007 your use of a non-GAAP measure (i.e. adjusted net earnings) that excludes items such as stock compensation expense from the adoption of SFAS 123(R), an adjustment related to a prior period tax benefit, and in-process research and development. We also note similar measures in your Form 8-K's filed February 1, 2007, April 19, 2007 and July 24, 2007. Please tell us how you have considered the guidance in Regulation G, Item 10 of Regulation S-K and the guidance set forth in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures in your periodic reports containing such non-GAAP measures:

  - a reconciliation of the differences between the non-GAAP financial measure disclosed to the most directly comparable financial measure calculated in accordance with GAAP;
  - the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
  - the economic substance behind management's decision to use such a measure;
  - the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
  - the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
  - the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

5.   We note that amortization of software development costs are included in Software Development expenses in your Consolidated Statements of Operations as opposed to a cost of revenue. Tell us how you considered including the amortization of acquired technology as a cost of revenue. Refer by analogy to FASB Staff Implementation Guide, SFAS 86, Question 17.

Consolidated Statements of Operations, page 38

6.   We note from you disclosures in Note 1 that system sales revenues include fees from both product and services (i.e. licensing of computer software, installation, content subscriptions, transaction processing, sale of computer hardware and sublicensed software). We further note that the Company enters into (a) multiple-element arrangements that include both product and services for which the Company is able to establish fair value for each element and accordingly you account for each element separately; (b) arrangements that include both product and services, which are bundled as one due to lack of fair value for each of the undelivered elements; and (c) arrangements that include both product and

services, which are accounted for under SOP 81-1. Tell us where you classify the revenues from each of these arrangements in your statement of operations (system sales or support, maintenance and services). Where there is a lack of VSOE of fair value among the arrangement elements, SOP 97-2 prohibits separation of the total arrangement fee for recognition purposes. Absent a compelling argument under GAAP and Rule 5-03(b)(1) of Regulation S-X *that supports* allocating the arrangement fee in the statement of operations, you should amend your presentation to include separate revenue, and related cost of revenue, line items for bundled arrangements that are not separable because of the absence of VSOE for the undelivered elements. You should also include a footnote description to inform investors of the nature of the additional line item. Please also describe to us other possible allocation methodologies for income statement presentation purposes that you considered but rejected.

Note 7. Stock Options and Equity, page 52

7.   We note in your disclosure on page 53 where you indicate that the fair value of each stock option award is estimated on the date of grant using a lattice option-pricing model for 2006 and the Black-Scholes option-pricing model for 2005 and 2004. Please tell us the reasons for changing your valuation model for determining the fair value of stock options and how you considered Question 3 to SAB 107 to include disclosures in the financial statement footnotes regarding the basis for the change in technique or model.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore at (202) 551-3406 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief